UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                               Commission File Number: 000-30405


[ ] Form 10-K [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For  Period  Ended:  June 30, 2001
                     -------------

[ ]  Transition Report on Form 10-K
[ ]  Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on From N-SAR
For the Transition Period Ended:__________________________

   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
         ----------------------------------------------------------
         Full Name of Registrant:

         World Wide Wireless Communications, Inc.

         ----------------------------------------------------------
         Former Name if Applicable:


         ---------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         520 Third Street, Suite 101

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         City, State and Zip Code

         Oakland, California 94607

         ---------------------------------------------------------

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed.

                                            (Check box, if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

            The form 10-QSB for the fiscal year ended June 30, 2001 could not be filed within the prescribed time period because the registrant needs more time to gather additional information necessary to file the Form 10-QSB, including information relative to financial statements from the registrant's subsidiaries in Peru and Argentina. In addition, in the last quarter, the registrant's chief financial officer resigned, which has further delayed the gathering of information by the registrant.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Eugene Davis                         (510)               839-6100
         -----------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter Period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                   [ X ] Yes                          [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                   [ X ] Yes                          [   ] No

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

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      See Attachment "A" included herewith.

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                    World Wide Wireless Communications, Inc.

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                  (Name of Registrant as specified in charter)

has caused this modification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 2001                    /s/ Eugene Davis
        ----------------------              ------------------------------------
                                               Eugene Davis, Chief Executive
                                                 Officer

                                 Attachment "A"

         In the prior year's fiscal period, registrant had possible operations in Argentina, India, and Thailand for which substantial sums were paid. Our subsidiary in Peru was an operating entity with losses, but a growing revenue base. Domestically, registrant had not yet fully implemented its business plan and had an overhead ("burn rate") of approximately $100,000 per month.

         In the current year, all overseas operations are in need of additional funds which are not available. Registrant's subsidiaries in Argentina, India and Thailand are still not operating, and Peru is still not profitable. Domestically, the overhead factor has been reduced to approximately, $20,000 per month; however, funds to cover the overhead have to be raised by use of an "equity line of credit" that results in severe dilution due to the number of shares needed to obtain these funds.

         "Reasonable estimates of the results" are pending and should be available upon filing of the 10-QSB.


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